1/22

04012494

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tyler Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 3881

FISCAL YEAR 7-31-03

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/2/04

Tyler Resources Inc.

2003
Annual Report

PRESIDENT'S MESSAGE

Tyler shareholders can look forward to 2004 with a sense of optimism due to the dramatic improvement in market outlook in the mineral sector, particularly in copper and gold. With the people, plan and vision to carry out successful exploration on a drill ready property with recognized world class porphyry copper-gold potential, Tyler has all it needs to build stellar performance in the coming year of this emerging broad based commodity bull market.

The last year may have been one where little seemed accomplished by the Company, while other Companies with similar projects enjoyed significant market appreciation. In fact, we believe that 2004 will demonstrate that the foundations for long term success were slowly but surely being built. In 2003, management was very pleased with the successful conclusion of a long arbitration procedure in favour of the Company, a procedure that created unnecessary uncertainty in the Company's affairs. During the coming year, the favourable conclusion of this arbitration will free financial and human resources for the real work of moving forward with an exploration program. During the past year, Tyler also largely accomplished rationalizing the Company's existing assets in order to focus on the Bahuerachi copper-gold project and consolidating the ownership of the Bahuerachi Property with Tyler.

Following this restructuring, we are highly confident that a financing can be completed and that the next stage of exploration, including a significant drill program, will clearly demonstrate Bahuerachi's potential to be a world class porphyry copper and gold project.

Tyler is now poised to drill well sampled and extensively mapped zones of rich copper and gold mineralization at Bahuerachi. With surface intersections in outcrop over minimum interpreted true widths of 9.99 g/t gold over 14 meters, 0.8% copper, 0.59 g/t gold and 35.8 g/t silver over 30 meters and 2.32% copper and 0.11 g/t gold over 21.5 meters in high grade skarn identified over a minimum strike length of 1,200 meters, Tyler feels confident that the next round of drilling on the project has potential to deliver world-class intersections. The next drilling program will also begin to test the mineralized porphyry complex itself which has already been identified at surface over a minimum strike length of 1,400 meters.

With much improved copper and gold markets, a consolidated land position in Mexico and strong indications for an available financing, Tyler's management team believes that the long term support of the shareholders will be rewarded in the coming months. We thank the existing shareholders for their patience and support over the last few years and welcome new shareholders to an exciting year to come.

Respectfully submitted on
behalf of the Board of Directors,

"Jean Pierre Jutras"
Jean Pierre Jutras,
President

BAHUERACHI PROPERTY, MEXICO

Ownership 88.7%* Option to earn 100%

* Tyler interest at present is 48.7%, acquisition of the remaining 40% interest by Tyler is pending shareholder approval at Tyler's Annual & Special Meeting

Tyler's Bahuerachi Property consists of a 3,318 hectare area where work to date has identified a mineralized copper-gold porphyry-style complex and related high grade skarns with overall surface widths and grades comparable to that of historical or present economic producers. To date, 7 mineralized zones have been recognized on the property by prospecting, mapping and sampling. The most advanced of these zones, and the focus of the next phase of drilling, are the Main Zone copper-gold porphyry targets and the Los Alisos gold-silver bearing hydrothermal system.

The Project's Main Zone is now recognized as a potentially world class porphyry-style mineralized intrusive body with associated high grade endo and exoskarns. The mineralized felsic porphyritic intrusion have been mapped at surface over 1,400 meters with widths averaging between 50 to 200+ meters. Higher grade intrusion-associated and intrusion hosted copper and locally gold rich endo and exoskarn zones have been traced continuously at surface over a minimum strike length of 1,200 meters with widths ranging from 5 to over 69 meters. Local high grade copper bearing stockworking is also known to occur within the volcano sedimentary sequence which host the mineralized intrusion.

All known Mineralized zones are still open in all directions. Work to date has included prospecting, mapping, trenching and one phase of diamond drilling in 1997. Recent discoveries within the Main Zone have included rich gold in magnetite replacement areas where individual grab samples have returned values as high as 297 g/t gold. A composite sample across a well exposed section of gold rich skarn zone returned 9.99 g/t gold over a true width of 14 meters, near an earlier composite section grading 79.7 g/t gold over 3.2 meters.

Surface sampling results across the high grade skarns and mineralized intrusion in 2001 resulted in the following intersections which will be followed up by drilling as soon as can be arranged by the Company. Area numbers refer to the attached map with intersection locations:

Area	Minimum interpreted true width (meters)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)
1	25	0.92	0.01	1.5	0.05
2	15	1.33	0.44	3.73	2.47
3	14	0.11	9.99	8.57	7.96
4	30	0.8	0.59	35.8	0.15
5	69	0.8	0.08	15.74	0.35
6	21.5	2.32	0.11	6.4	0.21
7	24	1.19	0.12	22.33	0.32
8	33	0.94	0.11	12.45	0.24
9	9	1.78	0.11	11	0.02
10	12	1.51	0.07	8.83	0.05
11*	30.8	0.5	0.04	1.6	0.06

* Section 11 sampled across the mineralized porphyry intrusion itself, all other sections sampled in endo/exoskarn associated with the intrusive body.

The Los Alisos gold-silver epithermal system is also present on the property and has been defined over an area of 150 meters by 60 meters to date. A representative sample section through the exposed core of the system returned a grade of 3.15 g/t gold and 19 g/t silver over a 21 meter minimum interpreted true width. Los Alisos has never been trenched nor drilled and is scheduled to be tested as part of the next round of drilling. Los Alisos has all the geological attributes of well known Mexican gold silver epithermal systems such as those found at Dolores, Tayoltita and in the Ocampo district.


TYLER RESOURCES Inc.
BAHUERACHI PROJECT
MAIN ZONE
Geological Sketch Map
and main sampling results
NORTH
Approximate limit of area mapped to date
Area 9: 9 meters at 1.78% Cu, 0.11 g/t Au, 11 g/t Ag, 0.02 % Zn
Area 8: 33 meters at 0.94% Cu, 0.11 g/t Au, 12.45 g/t Ag, 0.24% Zn
Area 7: 24 meters at 1.19 % Cu
0.12 g/t Au, 22.33 g/t Ag, 0.32 % Zn
Area 6: 21.5 meters at 2.32% Cu
0.11 g/t Au, 6.40 g/t Ag, 0.21 % Zn
Area 10: 12 meters at 1.51 % Cu
0.07 g/t Au, 8.83 g/t Ag, 0.05 % Zn
Area of 1997 drilling
Area 11: 30.8 meters at: 0.50% Cu, 0.04 g/t Au
Area 4: 30 meters at
0.80% Cu, 0.59 g/t Au
35.80 g/t Ag, 0.15 % Zn
Area 5: 69 meters at 0.80% Cu
0.08 g/t Au, 15.74 g/t Ag, 0.35 % Zn
Area 3: 14 meters at 0.11% Cu
9.99 g/t Au, 8.57 g/t Ag, 7.96 % Zn
Area 2: 15 meters at 1.33% Cu
0.44 g/t Au, 3.73 g/t Ag, 2.47 % Zn
Area 1: 25 meters at 0.92% Cu
0.01 g/t Au, 1.5 g/t Ag, 0.05 % Zn
Scale
0
250m
(Approx)
Sketch Geology Map
(unsurveyed)
~Legend~
Symbol
Rock Type
Mixed late intrusions (andesites/rhyolites)
Skarns/mineralized replacement zones
Porphyritic Dacites (QFP)
Locally Cu +/- Au bearing
Limestones/marbles
Mixed sediments/volcanics

Tyler Resources Inc.
Financial Statements
July 31, 2003

Auditors' Report

To the Shareholders of
Tyler Resources Inc.

We have audited the balance sheets of Tyler Resources Inc. as at July 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta
November 20, 2003

Grant Thornton LLP
Chartered Accountants

Tyler Resources Inc.
Balance Sheets

July 31	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ 7,977	$ 45,457
Related party receivable Note 9	-	23,148
Accounts receivable	11,307	14,641
Prepaids	3,826	5,577
Marketable securities Note 3	29,000	25,078
	52,100	113,901
OTHER ASSETS	6,241	6,241
MINERAL PROPERTIES Note 4	4,902,119	4,617,319
	$ 4,960,470	$ 4,737,461
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 171,068	$ 65,740
Related party payables and accrued liabilities Note 9	80,770	-
Demand notes payable to related parties Note 5	67,065	-
	318,903	65,740
SHAREHOLDERS' EQUITY		
CAPITAL STOCK Note 6		
Authorized:		
i) an unlimited number of common voting shares		
ii) an unlimited number of preferred shares		
Issued:		
38,294,939 common shares, (July 31, 2002-36,219,939)	9,050,246	8,946,496
DEFICIT	(4,408,679)	(4,274,775)
	4,641,567	4,671,721
	$ 4,960,470	$ 4,737,461

On behalf of the Board

"Gregory Smith	Director	"James Devonshire"	Director
Gregory Smith		James Devonshire	

See accompanying notes to the financial statements.

Tyler Resources Inc.
Statements of Operations and Deficit

Years Ended July 31	2003	2002
REVENUE		
Interest and other	$ 5,063	$ 4,800
Overhead recoveries	5,539	16,134
	10,602	20,934
EXPENSES		
General and administrative	99,282	145,630
Professional fees	13,759	16,179
Reporting to shareholders	8,990	14,336
Stock exchange and transfer agent fees	17,934	20,312
	139,965	196,457
LOSS FOR THE YEAR BEFORE THE UNDERNOTED	(129,363)	(175,523)
Mineral property proceeds in excess of mineral property costs	37,000	83,868
Abandonment and write-down of mineral properties	(45,818)	(2,088,744)
Gain (Loss) on sale of investments	4,277	(17,713)
LOSS BEFORE INCOME TAXES	(133,904)	(2,198,112)
Future income tax recovery Note 8	-	616,000
NET LOSS	(133,904)	(1,582,112)
DEFICIT, beginning of year	(4,274,775)	(2,692,663)
DEFICIT, end of year	$ (4,408,679)	$ (4,274,775)
LOSS PER SHARE		
Basic and diluted	$ 0.00	$ (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES		
Basic and diluted	37,567,816	34,641,275

See accompanying notes to the financial statements.

Tyler Resources Inc.
Statements of Cash Flows

Years Ended July 31	2003	2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
OPERATING ACTIVITIES		
Interest and other income received	$ 10,602	$ 20,934
Cash operating expenses	(66,272)	(211,490)
	(55,670)	(190,556)
INVESTING ACTIVITIES		
Mineral property and equipment additions	(199,897)	(582,679)
FINANCING ACTIVITIES		
Demand notes payable	67,065	-
Proceeds on disposal of assets	51,022	112,166
Issuance of share capital, net of issue expenses	100,000	288,500
	218,087	400,666
DECREASE IN CASH AND CASH EQUIVALENTS	(37,480)	(372,569)
CASH AND CASH EQUIVALENTS:		
Beginning of year	45,457	418,026
End of year	$ 7,977	$ 45,457

SUPPLEMENTAL DISCLOSURE

Cash interest payments of $1,400 were made during the year ended July 31, 2003, ($2,900 – July 31, 2002).

No cash was expended on income taxes during the years ended July 31, 2003 or July 31, 2002.

During the year ended July 31, 2003, the Company received shares in publicly traded companies in exchange for the sale of geophysical data. The transaction was valued at $37,000 based on the trading price of the shares on the transaction date. As this was a non-cash transaction the amount is not reflected above.

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

As at July 31, 2003, the company had a working capital deficiency of $266,793, (July 31, 2002-positive working capital - $48,161). The company had a deficit of $4,408,679, (July 31, 2002 - $4,274,775). The Company will require additional financing for ongoing operating expenditures. The Company's ability to continue operating is dependent on its ability to realize its plans to sell certain assets, and to secure additional financing. The accompanying financial statements have been prepared on a going concern basis, which contemplates that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

Subsequent to year-end the Company was awarded $261,000 plus interest in an arbitrated joint venture costs dispute with the operator of the Carat property (see note 11). This amount plus approximate interest to October 31, 2003 of $11,000 will be reflected as a current asset in the Company's first quarter financial statements as at October 31, 2003. This will significantly improve the Company's working capital position. The Arbitrator has also awarded reimbursement of reasonable costs, however such amount has not yet been quantified. To the extent that costs are awarded to the Company this settlement will also positively impact working capital.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c) Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned or management determines that there is a permanent and significant decline in value, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

2. **Summary of significant accounting policies** (Continued)

c) **Mineral properties** (continued)

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d) **Flow-through common shares**

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) **Joint interests**

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds some interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

f) **Marketable Securities**

Marketable securities consist of portfolio investments carried at the lessor of cost and market value. They are classified as a current asset as they are capable of reasonably prompt liquidation.

g) **Earnings (Loss) per share**

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

h) **Stock-Based Compensation**

Effective August 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to August 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the year ended July 31, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

i) **Income taxes**

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. Summary of significant accounting policies (Continued)

j) Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at appropriate transaction date rates. Gains and losses in translation are included in income.

k) Financial instruments

The fair market value of the cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

l) Reclamation costs

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

3. Marketable securities

	2003			2002		
	Number of Shares	**Fair Value**	**Book Value**	**Number of Shares**	**Fair Value**	**Book Value**
Diamondex Resources Ltd.	-	$ -	$ -	5,000	$ 4,000	$ 5,803
Northern Abitibi Mining Corp.	200,000	18,000	**10,000**	385,500	34,000	19,275
Earth Star Diamonds Ltd.	47,619	11,000	**9,000**	-	-	-
Cantech Ventures Inc.	208,125	6,000	**10,000**	-	-	-
		$35,000	**$29,000**		$38,000	$25,078

The Company owns less than 10% of the total outstanding common shares of each of the above-noted companies. Northern Abitibi Mining Corp. is related by virtue of certain common officers and directors. Subsequent to year-end all of the Company's shares of Earth Star Diamonds Ltd. and Cantech Ventures Inc. were sold for proceeds of $17,000 and 99,500 shares of Northern Abitibi Mining Corp. were sold for proceeds of $6,865.

4. Mineral properties

		Saskatchewan	Northwest Territories		Mexico	Nunavut	Other
2003 Exploration and development expenditures:	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni	
Balance July 31, 2002	$3,449,540	$1,743,702	$ 443,478	$ (27,665)	$1,026,583	$ 227,505	$ 35,937
Geological consulting	57,960	-	28,514	2,020	23,043	4,383	-
Geochemical	12,095	-	-	-	-	12,095	-
Legal expenditure-arbitration	247,949	-	247,949	-	-	-	-
Camp cost recovery	(22,500)	-	-	-	-	(22,500)	-
Field and miscellaneous	3,327	100	3,951	-	(724)	-	-
Write-offs and abandonments	(40,684)	-	-	-	-	(17,890)	(22,794)
Balance July 31, 2003	3,707,687	1,743,802	723,892	(25,645)	1,048,902	203,593	13,143
Property acquisition costs:							
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	221,466	51,770	10,587
Costs incurred	31,787	-	-	-	27,147	3,750	890
Write-offs and abandonments	(5,134)	-	-	-	-	-	(5,134)
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Total mineral properties July 31, 2003	$4,902,119	$2,381,646	$941,833	$ 2,526	$1,297,515	$ 259,113	$ 19,486

4. **Mineral properties** (continued)

		Saskatchewan	Northwest Territories			Nunavut	Mexico	Other
2002 Exploration and development expenditures:	Total	Weedy Lake	Carat	Gem and Crystal	Kelsey	Keni	Bahuerachi	
Balance July 31, 2001	$4,545,441	$1,743,240	$ 52,886	$1,788,092	$(50,720)	$ -	$ 994,867	$ 17,076
Geological consulting	72,995	462	26,035	2,875	1,687	19,928	15,200	6,808
Geophysical survey	173,291	-	57,286	-	-	113,980	-	2,025
Air and fuel	54,978	-	-	-	-	54,978	-	-
Geochemical	47,824	-	47,824	-	-	-	-	-
Drilling	216,178	-	216,178	-	-	-	-	-
Operator fees and other	48,680	-	39,213	-	-	-	5,577	3,890
Field Costs	59,752	-	4,056	-	-	38,619	10,939	6,138
Option payments	(62,500)	-	-	-	(62,500)	-	-	-
Option payments in excess of property costs to income	83,868	-	-	-	83,868	-	-	-
Write-offs and abandonments	(1,790,967)	-	-	(1,790,967)	-	-	-	-
Balance July 31, 2002	3,449,540	1,743,702	443,478	-	(27,665)	227,505	1,026,583	35,937
Property acquisition costs:								
Balance July 31, 2001	1,342,057	637,844	217,941	297,777	28,171	-	156,026	4,298
Costs incurred	123,499	-	-	-	-	51,770	65,440	6,289
Write-offs and abandonments	(297,777)	-	-	(297,777)	-	-	-	-
Balance July 31, 2002	1,167,779	637,844	217,941	-	28,171	51,770	221,466	10,587
Total mineral properties July 31, 2002	$4,617,319	$2,381,546	$661,419	$ -	$ 506	$ 279,275	$1,248,049	$ 46,524

Nunavut

During the year ended July 31, 2002, the Company and Northern Abitibi Mining Corp. (Northern Abitibi), entered into a letter agreement whereby they can jointly acquire a 65% interest in certain mineral claims, called the Keni Claims, aggregating approximately 111,000 acres. Northern Abitibi is related to the Company by virtue of certain common officers and directors. Under the terms of the agreement the Company and Northern Abitibi assumed all of the staking costs, aggregating approximately $96,000, one half of which was borne by the Company. In order to earn the 65% interest, the companies are required to issue 250,000 shares of their capital stock each, over four years, and assume an exploration work commitment on the property aggregating approximately $1,110,000 over four years. To July 31, 2003, the companies have each issued 150,000 shares and have jointly incurred $442,000 of exploration costs, (the Company - $221,000), to be credited towards the commitment. Should the companies decide at any point in time that they will forego earning the interest in the property, they can terminate the agreement without incurring further exploration costs or issuing further shares of their capital stock.

Mexico

The Company's principal exploration property in Mexico is Bahuerachi. The Company and CDG Investments Inc. (CDG), a company related by virtue of certain common directors and officers, have jointly earned, pursuant to a joint option agreement, an 88% interest in the concession and have the option to purchase the residual interest for $700,000 U.S. provided that prescribed minimum cumulative exploration expenditures have been incurred. CDG has agreed to fund 100% of the summer 2003 exploration program and the Company's interest in the property will be diluted accordingly. At July 31, 2003 the Company's interest in the property was 57% of the aforementioned 88% or 50%. CDG held 43% of 88%, or 38%.

Pursuant to the option agreement the Joint Venture was required to pay $20,000 U.S. annually to the optionee through November, 2002. Commencing in November, 2003 this increases to $50,000 U.S.

4. Mineral properties (continued)

Northwest Territories

Carat
The Carat property, in which the Company has a 30% interest, was subject to an option agreement with Diamondex Resources Ltd. (Diamondex). Pursuant to the option agreement, Diamondex earned a 70% interest in the property by incurring $2,000,000 of exploration expenditures and issuing 200,000 common shares to the Company. Diamondex is the operator for the Carat Joint Venture exploration programs. (See also Note 11.)

Kelsey
The Company has a 40% interest in the property with Diamondex holding the remaining 60%. Diamondex earned its interest in the property by incurring $825,000 in exploration costs, issuing 200,000 of its common shares to the company, and making cash payments aggregating $40,000. Diamondex is the operator for the Kelsey Joint Venture exploration programs.

Gem and Crystal
The claims were allowed to lapse in the year ended July 31, 2002.

Saskatchewan
The Company has a 50.1% interest in the Weedy Lake property. During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company's interest, (a 25.5% interest in the property). In order to earn the interest Golden Band must incur cumulative exploration expenditures of: $100,000 by December 31, 2002; $200,000 by December 31, 2003; $300,000 by December 31, 2004 and $1,500,000 by December 31, 2005. Upon completion of the option terms, the Company may convert its remaining 25.05% interest into a 0.5% net smelter returns royalty or continue to participate in the joint venture.

5. Demand notes payable to related parties

	2003	2002
Due to related company, bearing interest at 10% per annum *	$ 13,580	$ -
Due to related company, bearing interest at 12% per annum*	11,411	-
Due to officers' companies, bearing interest at 12% per annum	42,074	-
	$ 67,065	$ -

*Related by virtue of certain common officers and directors.

The notes are secured by a floating charge over the assets of the Company and by a specific charge over the shares of the Mexican corporation through which the Company holds its interest in the Mexican mineral properties.

6. Capital stock

a) Common shares issued:

	2003			2002		
	Number of Shares		**Stated Value**	Number of Shares		Stated Value
Balance, beginning of year	**36,219,939**	**$**	**8,946,496**	33,732,439	$	8,650,496
Issued for acquisition of mineral properties	**75,000**		**3,750**	75,000		7,500
Issued for cash:						
Private placement	**2,000,000**		**100,000**	-		-
Exercise of stock options	**-**		**-**	50,000		5,000
Exercise of warrants	**-**		**-**	2,362,500		283,500
Balance, end of year	**38,294,939**	**$**	**9,050,246**	36,219,939	$	8,946,496

During the year ended July 31, 2003, the Company completed a private placement of 2,000,000 units at $0.05 per unit for proceeds of $100,000. Officers of the Company subscribed to 300,000 of the total units. Each unit is comprised on one common share and one-half of a non-transferable share purchase warrant. Each whole purchase warrant is exercisable at $0.10 per share to December 2, 2004, for maximum additional possible proceeds of $100,000. The Company issued 75,000 shares on March 6, 2003, at $3,750, pursuant to a mineral property option agreement pertaining to the Keni property in Nunavut.

b) Stock options and warrants:

i) Warrants

1,000,000 warrants, issued pursuant to private placement, (Note 6 a), were outstanding at July 31, 2003. If the closing price for the Company's shares is $0.10 or greater for a period of 10 consecutive tradings days after December 2, 2003, the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

Pursuant to the private placements during fiscal 2001, the Company issued 2,762,500 share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.12 per share until its expiry on April 6, 2002. During fiscal 2002, 2,362,500 warrants were exercised and 400,000 warrants expired.

ii) Options Outstanding

	Number of Shares			
Expiry Date	**2003**	2002		Price
January 29, 2007	**75,000**	75,000	$	0.12
January 23, 2006	**1,285,000**	1,385,000	$	0.10
January 6, 2004	**-**	250,000	$	0.11
April 18, 2003	**-**	190,000	$	0.10
	1,360,000	1,900,000		

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date or such date as the Directors determine, and not more than 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the shares are then listed, which price reflects trading values at the time.

6. Capital stock

b) Stock options and warrants (continued):

iii) Option Transactions

	Number of Options	Weighted-Average Exercise Price
As at July 31, 2001	1,850,000	$ 0.10
Granted	325,000	$ 0.11
Exercised	(50,000)	$ 0.10
Cancelled	(225,000)	$ 0.10
As at July 31, 2002	1,900,000	$ 0.10
Expired	(540,000)	$ 0.10
As at July 31, 2003	1,360,000	$ 0.10

7. Segmented disclosures

a) Mineral properties by significant geographic segment are as follows:

	2003	2002
Canada	**$ 3,590,694**	$ 3,348,427
Mexico	**1,311,425**	1,268,892
	$ 4,902,119	$ 4,617,319

b) With the exception of write-offs and abandonments of Mexican properties in 2003 of $7,824 (2002 - Nil), all gross revenues and the net losses are attributed to Canadian operations. With the exception of mineral properties noted above, net identifiable assets at the respective year-ends were associated with Canadian operations.

8. Income taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2003	2002
Computed expected tax recovery at a combined Provincial and Federal rate of 38% (2002–40%)	**$ 51,000**	$ 879,000
Effect on income taxes resulting from:		
Non-recognition of losses and future tax benefits for financial statement purposes	**(51,000)**	(263,000)
Future income tax recovery	**$ -**	$ 616,000

The net future income tax asset (liability) is comprised of:		
Tax value of resource properties in excess of book value	**$ 2,000**	$ (1,000)
Non-capital losses carried forward for income tax purposes	**230,000**	238,000
Investments with tax values exceeding book values	**25,000**	38,000
Share issue costs deductible for tax purposes	**5,000**	8,000
	262,000	283,000
Less valuation allowance	**(262,000)**	(283,000)
Future income tax asset	**$ -**	$ -

8. **Income taxes (continued)**

b) The Company has incurred non-capital losses for income tax purposes of approximately $605,000 expiring at the following dates:

2004	$	67,000
2005	$	90,000
2006	$	33,000
2007	$	100,000
2009	$	180,000
2010	$	135,000

c) At July 31, 2003, the Company has the following approximate amounts available which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	**$ 2,293,000**	100%
Canadian development expense	**$ 906,000**	30%
Foreign exploration and development expense	**$ 1,701,000**	10%
Cumulative eligible capital	**$ 150,000**	7%

9. **Related party transactions and commitments**

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company's officers or directors are shareholders, have provided services for consideration summarized below:

	2003	2002
Geological and exploration	**$ 56,000**	$ 56,000
Direct administrative	**40,000**	59,000
Office lease and operating	**22,000**	31,000
	$ 118,000	$ 146,000

The amounts due to related parties at July 31, 2003 relate to the above amounts that were unpaid at year-end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in revenue are overhead recoveries of $6,000 (2002 - $16,000) charged to companies related by virtue of certain common officers and directors.

The related party receivable at July 31, 2002 is due from a company, related by virtue of certain common officers and directors, for its share of joint exploration expenditures.

Pursuant to a sublease agreement, with a company related by virtue of certain common officers and directors, the Company is committed to make base rent payments aggregating $12,150 per year for fiscal years 2004 and 2005 and $5,100 in 2006. In addition, the Company is committed to pay its share of annual associated operating costs, which aggregated $9,000 for the year ended July 31, 2003.

See also notes 3, 5, 6 and 11.

10. Comparative figures

Certain comparative amounts have been restated in order to conform with the financial statement presentation adopted in the current year.

11. Subsequent events

Subsequent to year-end, pursuant to an arbitration hearing regarding certain disputed Carat joint venture costs, the joint venture partner was directed to pay $261,000 to the Company as reimbursement of over-expenditures plus accrued interest that approximated $12,000 to October 31, 2003. A cheque in the amount of $273,226 was issued to the Company on November 3, 2003. In addition, the joint venture partner was directed to pay the Company's reasonable costs incurred, including legal costs, that pertained to the arbitration. These costs have not yet been assessed by the arbitrator, thus the Company cannot estimate the recoverable amount at this time. The legal and other costs associated with the Carat arbitration have been capitalized to the Carat property. The award will reduce Carat exploration costs in the Company's quarterly financial statements for the period ended October 31, 2003. The costs recovered will reduce Carat exploration costs in the period during which the arbitrator assesses such costs.

Subsequent to year-end, the Company entered into a letter of intent dated November 12, 2003 with CDG Investments Inc., ("CDG") for the acquisition of CDG's interest in the Bahuerachi property in Mexico. CDG's interest in the property at that date was approximately 40%, with the Company holding 49% and the intiial vendor 11%. CDG is related to the Company by virtue of certain common officers and directors.

The Company has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price. The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies. The completion of the transaction is subject to minority shareholder and regulatory approval.

CORPORATE INFORMATION

Head Office:

Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Ph: 403-269-6753
Fax: 403-266-2606

Directors:

Lesley Hayes *
James Devonshire *
Jean Pierre Jutras
Gregory Smith *
Shane Ebert (Nominee)
* Audit Committee

Officers:

James Devonshire, *Chairmand and CEO*
Jean Pierre Jutras, *President and COO*
Regan Chernish, Vice-President Exploration
Barbara O'Neill, *Secretary*

Transfer Agent & Registrar:

Computershare Trust Company of Canada
#600, 530-8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Website:

www.tylerresources.com

Email:

inquiries@tylerresources.com

Legal Counsel:

TingleMerritt LLP
1250 Standard Life Building
639-5th Avenue S.W.
Calgary, Alberta, T2P 0M9

Bank:

HSBC Bank of Canada
333-5th Avenue S.W.
Calgary, Alberta, T2P 0N7

Auditors:

Grant Thornton LLP
Suite 2800, 500-4th Avenue S.W.
Calgary, Alberta, T2P 2V6

Listed:

TSX Venture Exchange

Symbol:

TYS

TYLER RESOURCES INC.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of TYLER RESOURCES INC. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares ("shares") of the Corporation (the "Shareholders") to be held at 2:30 p.m. (Calgary time) on Monday, the 26th day of January, 2004, in the Banff Room at The Westin, 320-4th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JEAN PIERRE JUTRAS, President of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them, ____________________ and ____________________, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith. Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the accompanying Management Proxy Circular dated December 15, 2003 (the "Circular");

2. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution re-appointing Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3. TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution approving, with or without variation, the Corporation's 2002 Stock Option Plan dated for reference November 7, 2002, and described in the accompanying Circular;

4. TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution approving, with or without variation, the Corporation's non-arm's length acquisition of CDG Investments Inc.'s 40% interest in the Bahuerachi Property, Mexico in consideration for the issuance of 13,336,000 common shares of the Corporation, all as more particularly described in the accompanying Circular; and

5. With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting. To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this ___ day of _______________, 200_.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

Notes:

1. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

TYLER RESOURCES INC.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7
Tel: (403) 269-6753

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Tyler Resources Inc. (the "Corporation") will be held at 2:30 p.m. (Calgary time) on Monday, the 26th day of January, 2004, in the Banff Room at The Westin, 320-4th Avenue S.W., Calgary, Alberta, for the following purposes, namely:

1. to receive and consider the financial statements of the Corporation for the year ended July 31, 2003 and the auditors' report thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation's 2002 Stock Option Plan dated for reference November 7, 2002, and as described in the Corporation's Management Proxy Circular dated December 15, 2003;

5. to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation's non-arm's length acquisition of CDG Investments Inc.'s 40% interest in the Bahuerachi Property, Mexico in consideration for the issuance of 13,336,000 common shares of the Corporation, all as more particularly described in the accompanying Management Circular; and

6. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on December 15, 2003 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that they are entitled to vote such Shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 15th day of December, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) James Devonshire
Chief Executive Officer and Director

TYLER RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
October 31, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

Phone: (403) 269-6753
Fax: (403) 266-2606

www.tylerresources.com

TYLER RESOURCES INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		October 31, 2003		July 31, 2003
ASSETS				
Current				
Cash and cash equivalents	$	64,147	$	7,977
Accounts receivable		9,334		11,307
Arbitration settlement receivable Note 2		273,226		-
Prepaids		2,340		3,826
Marketable securities Note 3		10,024		29,000
		359,071		52,110
OTHER ASSETS		6,241		6,241
MINERAL PROPERTIES Schedule		4,674,058		4,902,119
	$	5,039,370	$	4,960,470
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	221,623	$	171,068
Related party payables and accrued liabilities Note 4		106,469		80,770
Demand notes payable due to related parties Note 5		81,014		67,065
		409,106		318,903
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 6				
Authorized:				
i) an unlimited number of common voting shares				
ii) an unlimited number of preferred shares				
Issued:				
38,294,939 common shares,(July 31,2003-38,294,939)		9,050,246		9,050,246
DEFICIT (4,419,982		)		(4,408,679)
		4,630,264		4,641,567
	$	5,039,370	$	4,960,470

Subsequent event Note 7
Commitment Note 8

Approved on behalf of the Board

"Gregory Smith" Director "James Devonshire" Director

See accompanying notes to the financial statements.

2

TYLER RESOURCES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

Three months ended October 31,		**2003**		**2002**
REVENUE				
Interest	$	11,654	$	63
Overhead recoveries		9,224		6,357
		20,878		6,420
EXPENSES				
General and administrative		22,823		26,370
Professional fees		5,967		5,500
Stock exchange and transfer agent fees		1,651		2,918
		30,441		34,788
LOSS FOR THE YEAR BEFORE THE UNDERNOTED		(9,563)		(28,368)
Loss on sale of investments		(1,740)		-
NET LOSS		(11,303)		(28,368)
DEFICIT, beginning of year		(4,408,679)		(4,274,775)
DEFICIT, end of year	$	(4,419,982)	$	(4,303,143)
LOSS PER SHARE:				
Basic and diluted	$	0.00	$	0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic and diluted		38,294,939		36,219,939

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

Three months ended October 31,		**2003**		**2002**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:				
OPERATING ACTIVITIES				
Interest and other income received	$	7,696	$	6,420
Cash operating expenses		(1,735)		(9,722)
		5,961		(3,302)
INVESTING ACTIVITIES				
Mineral property and equipment recoveries (additions)		22,972		(36,933)
FINANCING ACTIVITIES				
Demand notes payable		10,000		-
Proceeds on disposal of assets		17,237		-
		27,237		-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		56,170		(40,235)
CASH AND CASH EQUIVALENTS:				
Beginning of year		7,977		45,457
End of year	$	64,147	$	5,222

Supplementary Information:
No cash was expended on income taxes or interest during the respective three-month periods ended October 31, 2003 and October 31, 2002.

See accompanying notes to the financial statements.

TYLER RESOURCES INC.
SCHEDULE OF MINERAL PROPERTIES AND EQUIPMENT
FOR THE PERIODS ENDED OCTOBER 31, 2003 AND OCTOBER 31, 2002

		Saskatchewan	Northwest Territories		Mexico	Nunavut	
	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni	Other
October 31, 2003							
Exploration and development expenditures:							
Balance July 31, 2003	$ 3,707,687	$ 1,743,802	$ 723,892	$ (25,645)	$ 1,048,902	$ 203,593	$ 13,143
Geological consulting	1,655	-	1,200	-	-	200	255
Legal expenditure - arbitration	31,529	-	31,529	-	-	-	-
Arbitration award -cost recovery	(261,572)	-	(261,572)	-	-	-	-
Balance October 31, 2003	3,479,299	1,743,802	495,049	(25,645)	1,048,902	203,793	13,398
Property acquisition costs:							
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	327	-	-	-	-	-	327
Balance October 31, 2003	1,194,759	637,844	217,941	28,171	248,613	55,520	6,670
Total mineral properties October 31, 2003	$ 4,674,058	$ 2,381,646	$ 712,990	$ 2,526	$ 1,297,515	$ 259,313	$ 20,068

		Saskatchewan	Northwest Territories		Nunavut	Mexico	
	Total	Weedy Lake	Carat	Kelsey	Keni	Bahuerachi	Other
October 31, 2002							
Exploration and development expenditures:							
Balance July 31, 2002	$ 3,449,540	$ 1,743,702	$ 443,478	$ (27,665)	$ 227,505	$ 1,026,583	$ 35,937
Geological consulting	18,003	-	6,062	1,247	1,473	9,221	-
Geochemical 12,095		-	-	-	12,095	-	-
Field and miscellaneous	22,547	-	13,271	-	-	9,276	-
Balance October 31, 2002	3,502,185	1,743,702	462,811	(26,418)	241,073	1,045,080	35,937
Property acquisition costs:							
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	51,770	221,466	10,587
Costs incurred(net of adjustments)	(1,384)	-	-	-	-	(1,356)	(28)
Balance October 31, 2002	1,166,395	637,844	217,941	28,171	51,770	220,110	10,559
Total mineral properties October 31, 2002	$ 4,668,580	$ 2,381,546	$ 680,752	$ 1,753	$ 292,843	$ 1,265,190	$ 46,496

TYLER RESOURCES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation and continuance of operations

The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended July 31, 2003. These interim financial statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

As at October 31, 2003, the Company had a working capital deficiency of $50,035, (July 31, 2003-deficiency - $266,793). The Company had a deficit of $4,419,982, (July 31, 2003 - $4,408,679). The Company will require additional financing for ongoing operating and exploration expenditures. The Company's ability to continue operating is dependent on its ability to secure additional financing. The accompanying financial statements have been prepared on a going concern basis, which contemplates that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

Subsequent to period-end the Company received the Arbitration settlement that had been accrued at period-end, (see note 2). The Arbitrator has also awarded the Company reimbursement of reasonable costs associated with the Arbitration, however the amount of the recovery cannot be determined at this time. The ultimate costs received will positively impact the Company's working capital. Finally the Company is planning to raise equity through private placement financings, however nothing has been finalized at this point in time.

2. Arbitration settlement

During the period, pursuant to an Arbitration decision, the Company was awarded $261,572 as reimbursement of joint venture over-expenditures associated with the Carat joint venture. In addition the Company was awarded interest of $11,654. The full amount of $273,226 was received subsequent to period-end. The Arbitrator also awarded the Company reimbursement of reasonable costs associated with the arbitration, the collectible amount of which cannot be estimated at this time.

3. Marketable securities

	October31, 2003			July 31, 2003		
	Number of shares	**Fair value**	**Book Value**	**Number of shares**	**Fair value**	**Book Value**
Northern Abitibi Mining Corp. *	200,000	$14,000	**$10,000**	200,000	$18,000	$10,000
Earth Star Diamonds Ltd.	119	30	**24**	47,619	11,000	9,000
Cantech Ventures Inc.	-	-	-	208,125	6,000	10,000
		$14,030	**$10,024**		$35,000	$29,000

* Northern Abitibi Mining Corp. is related by virtue of certain common officers and directors.

4. Related party payables and accrued liabilities

The Company owed corporations related by virtue of certain common officers and directors $35,566 for rent and administrative charges. The Company owed corporations controlled by officers of the Company $70,903 for geological and administrative consulting services.

TYLER RESOURCES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
October 31, 2003
(Unaudited – prepared by management)

5. Demand Notes Payable

	October 31, 2003	July 31, 200
Due to related company, bearing interest at 10% per annum *	$ 13,580	$ 13,58
Due to related company, bearing interest at 12% per annum *	11,411	11,41
Due to officers' companies, bearing interest at 12% per annum	52,074	42,07
Accrued interest thereon	3,949	-
	$ 81,014	$ 67,06

* Related by virtue of certain common officers and directors.
The notes are secured by a floating charge over the assets of the Company and by a specific charge over the shares of the Mexican corporation through which the Company holds its interest in the Mexican mineral properties.

6. Capital Stock
During the three months ended October 31, 2003, there were no capital stock transactions.

a) Stock options
During the three months ended October 31, 2003, no options expired and none were granted, exercised or cancelled. The following summarizes stock options outstanding at October 31, 2003:

Expiry Date	Number of shares	Exercise price
January 23, 2006	1,285,000	$0.10
January 29, 2007	75,000	$0.12
	1,360,000	

b) Warrants
1,000,000 warrants, issued pursuant to a private placement, were outstanding at October 31, 2003. Each warrant is exercisable at $0.10 per share to December 2, 2004. If the closing price for the company's shares is $0.10 or greater for a period of 10 consecutive trading days after December 2, 2003, the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

7. Subsequent Event
Subsequent to period-end the Company entered into a letter of intent dated November 12, 2003 with CDG Investments Inc., (CDG), for the acquisition of CDG's interest in the Bahuerachi property in Mexico. CDG's interest in the property at that date was approximately 40%, with the Company holding 49% and the initial vendor 11%. CDG is related to the Company by virtue of certain common officers and directors.

The Company has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price. The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies. The completion of the transaction is subject to minority shareholder approval.

8. Commitment
Pursuant to the Bahuerachi, Mexico option agreement, the Joint Venture comprised of the Company and CDG, is required to make annual option payments of $50,000 US in November of each year. In November, 2003, the Company and CDG made this payment in their respective sharing ratios, resulting in the Company paying $27,000 US, ($36,000 CDN). Upon completion of the transaction summarized in note 7 above, the Company will be responsible for 100% of this option amount in 2004 and subsequent years.